UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May , 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 29, 2013, reporting the results for the three months ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: May 29, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports First Quarter 2013 Financial Results

Tel Aviv, Israel – May 29, 2013 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture, workflow and delivery and mobile payments solutions provider, today announced its financial results for the first quarter ended March 31, 2013.

Dr. Ido Schechter, CEO of Top Image Systems, commented, “In the first quarter, as we expected, sales conversion rates outside of the U.S. for legacy products remained tempered. However, in the second quarter our pipeline has increased notably. We believe that this positive trend and momentum will continue in the subsequent quarters throughout the year.  We are doubling our sales staff in the United States to keep up with the increased interest we are encountering. When we entered the United States market, we were pleased to discover that customers showed interest in purchasing not only our mobile solutions, but a combination of our eFLOW platform or eFLOW Banking Platform together with our mobile solutions. This factor lengthened the sales cycle, but also significantly increased the value of the deals under consideration.  Revenues in the first quarter in the US reached $400,000, a portion of which represent mobile sales. To realize this growing interest, we have expanded our US-based work force to ten.  Although we did anticipate a soft first quarter, we are disappointed with the global results and have taken the steps necessary to return to profitability in the second quarter.”

First Quarter 2013 Highlights include:

•	Revenues for the quarter were $6.8 million;
•	Recurring revenue from maintenance was 28% of revenues;
•	Positive cash flow for the quarter was $0.7 million;
•	Cash improved 29% to $2.9 million, compared to $2.2 million at December 31, 2012;
•
Research and development expenses reached $0.8 million following receipt of a grant from the Office of the Chief Scientist in the amount of $0.1 million. Total research and development investment amounted to $0.9 million, reflecting an increase of 27% compared to the same period in 2012;

•	Winning a $320,000 contract with a leading UK retailer to deploy an end-to-end purchase to payment (P2P) Solution;
•	Selection by a major European sugar manufacturer to implement eFLOW INVOICE;
•	Expansion of our partnership with TransCentra for promoting our Mobile Capture Suite;
•
Establishment of a Global Solutions group to develop, manage, support and share our market-driven solutions worldwide. This strategic move is designed to drive growth in the US and Asia Pacific by promoting sales of the eFLOW® INVOICE and Digital Mailroom (DMR) solutions in these regions;

•	Presentation of ourmobile and enterprise capture solutions for financial Institutions at Prepaid Expo (Orlando FL) and at BAI Payments Connect 2013 (Phoenix, AZ);
•	Subsequent to the end of the first quarter:
o	Online financial services provider SuperIQ went live with eFLOW Digital Mailroom (DMR);
o	Leading business service provider in the UK selected eFLOW Digital Mailroom (DMR) and INVOICE Solutions.

Dr. Schechter summarized, "We continue to believe that the mobile opportunity will have a positive, transformative impact on revenues and earnings in the near term, starting with the initial revenue this year.”

First Quarter 2013 Year over Year Results

Revenues for the first quarter of 2013 decreased 12% to $6.8 million, from $7.7 million for the same period in 2012. Non-GAAP operating income for the first quarter of 2013 decreased to a loss of $0.2 million, compared to non-GAAP operating income of $1.0 million for the same period in 2012. Non-GAAP net income in the first quarter of 2013 decreased to a loss of $0.3 million compared to non-GAAP net income of $1.0 million for the same period in 2012. Non-GAAP diluted EPS for the first quarter of 2013 decreased to a loss of $0.02 per diluted share based on 12.3 million fully diluted shares, from earnings of $0.09 per diluted share, based on 12.2 million fully diluted shares for the same period in 2012.

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Wednesday, May 29, 2013, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please note the Conference ID number: 414475. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	00-800-2246-2666
Conference ID Number:	414475

The conference call is scheduled to begin at:

10:00 am Eastern Time
7:00 am Pacific Time
5:00 pm Israel Time

To join the live webcast, please click on the following link http://public.viavid.com/index.php?id=104751. For those unable to attend the live call or webcast, during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=104751 and a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), and Non-GAAP Net Income (which details the impact of amortization expenses and non-cash stock-based compensation expenses).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the first quarter ended March 30, 2013, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2013	2012
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$2,876	$2,223
Restricted cash	206	212
Trade receivables, net	8,213	8,618
Other accounts receivable and prepaid expenses	1,128	737
Deferred tax asset	775	785

Total current assets	13,198	12,575

Long-Term Assets:
Severance pay funds	1,673	1,577
Restricted cash	434	381
Long-term deposits and long-term assets	26	66
Deferred tax asset	448	438
Property and equipment, net	339	377
Goodwill	5,840	6,121

Total long-term assets	8,760	8,960

Total Assets	$21,958	$21,535

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$275	$684
Deferred revenues	2,796	1,467
Accrued expenses and other accounts payable	2,790	2,750

Total current liabilities	5,861	4,901

Long-Term Liabilities:
Accrued severance pay	1,918	1,808

Total long-term liabilities	1,918	1,808

Total Liabilities	$7,779	$6,709

Shareholders' Equity	14,179	14,826

Total Liabilities and Shareholders' Equity	$21,958	$21,535

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	March 31, 2013			March 31, 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$6,753	$-	$6,753	$7,684	$-	$7,684
Cost of Revenues	2,988	(16)	2,972	2,852	(16)	2,836
Gross Profit	3,765	16	3,781	4,832	16	4,848

Research and Development	754	(6)	748	688	(6)	682
Selling & Marketing	2,174	(14)	2,160	2,077	(25)	2,052
General and Administrative	1,083	(7)	1,076	1,624	(524)	1,100
	4,011	(27)	3,984	4,389	(555)	3,834

Operating Income (loss)	(246)	43	(203)	443	571	1,014

Financial Income (Expenses), net	(39)	-	(39)	80	-	80

Income (loss) before Taxes on Income	(285)	43	(242)	523	571	1,094

Income Tax Expenses	17	-	17	37	-	37
Net Income (loss)	$(302)	$43	$(259)	$486	$571	$1,057

Basic Earnings (loss) per Share	$(0.03)		$(0.02)	$0.04		$0.09

Weighted average number of shares used in computing basic net earnings per share	11,650		11,650	10,991		10,991

Diluted Earnings (loss) per Share	$(0.02)		$(0.02)	$0.04		$0.09

Weighted average number of shares used in computing diluted net earnings per share	12,243		12,243	12,188		12,188

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R and (ii) amortization of intangible assets related to acquisition transactions:

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
	Adjustments	Adjustments
	Unaudited	Unaudited
Stock-based compensation expenses	43	560
Amortization of intangible assets related to acquisition	-	11
	43	571